PRIMERO FILES NI 43-101 TECHNICAL REPORT FOR ITS SAN DIMAS 2011 RESERVES AND RESOURCES

Toronto, Ontario, May 15, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that subsequent to its news release dated March 28, 2012, it has filed a National Instrument 43-101 Technical Report on SEDAR (www.sedar.com) and Edgar (www.sec.gov) for its San Dimas 2011 Reserves and Resources estimate.

The Technical Report, dated April 16, 2012, is available on Primero’s web site at www.primeromining.com under the Operations, Reserves and Resources section.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com